SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2023

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 30, 2023	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

ROGERS, SHAW AND QUEBECOR EXTEND OUTSIDE DATE

OF PROPOSED TRANSACTIONS TO FEBRUARY 17, 2023

Companies remain committed to pro-competitive transactions,

continue to work with ISED for approval of spectrum license transfer from Shaw to Videotron

TORONTO, CALGARY and MONTREAL January 30, 2023 – Rogers Communications Inc., Shaw Communications Inc., the Shaw Family Living Trust, and Quebecor Inc. today announced an agreement to extend the outside date of the proposed merger of Rogers and Shaw and the acquisition of Freedom Mobile by Videotron Ltd., a wholly-owned subsidiary of Quebecor, to February 17, 2023.

All parties remain committed to the pro-competitive transactions, which will deliver significant benefits to Canada and Canadian consumers.

Innovation, Science and Economic Development Canada (ISED) must approve the transfer of spectrum licenses from Shaw to Videotron – in connection with the proposed acquisition of Freedom Mobile by Videotron – before the combination of Rogers and Shaw can proceed. The companies continue to work with ISED to secure the final approval needed to close the pro-competitive transactions.

Transactions Update:

In a ruling from the bench on January 24, 2023, the Federal Court of Appeal dismissed the appeal by the Commissioner of Competition (the “Commissioner”) of the December 31, 2022, decision of the Competition Tribunal. The Tribunal had rejected the Commissioner’s challenge of the proposed acquisition of Freedom Mobile by Videotron and the subsequent combination of Rogers and Shaw (the “Transactions”).

In addition to the decisions of the Federal Court of Appeal and the Competition Tribunal, the Rogers-Shaw merger has already been approved by the common shareholders of Shaw and the Court of King’s Bench of Alberta, and the transfer of Shaw’s broadcasting licences to Rogers has been approved by the Canadian Radio-television and Telecommunications Commission.

The Transactions are subject to customary closing conditions.

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about the expected completion of both the sale of Freedom to Videotron (the “Freedom Transaction”) and the Rogers-Shaw merger, statements about the outstanding approval from Innovation,

Science and Economic Development Canada (ISED) regarding the Freedom Transaction, and statements about the anticipated benefits and effects of the Freedom Transaction and the Rogers-Shaw merger. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “believes”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward- looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers, Shaw or Quebecor to change. Such risks, uncertainties and other factors include, among others, the possibility that the Freedom Transaction or the Rogers-Shaw merger will not be completed in the expected timeframe or at all; the possibility that the parties will not be able to reach a resolution with ISED regarding the Freedom Transaction; the possibility of further litigation or regulatory proceedings associated with the Rogers-Shaw merger or the Freedom Transaction; the inability to realize the anticipated benefits of the Freedom transaction and the Rogers-Shaw merger in the expected time frame or at all; and general economic, commercial and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers, Shaw or Quebecor. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact each of Rogers, Shaw or Quebecor can also be found in its public reports and filings, which are available under their respective profiles, as applicable, at www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the Freedom Transaction and the Rogers-Shaw merger, their expected timing and their anticipated benefits. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Freedom Transaction and the Rogers-Shaw merger is subject to certain closing conditions, termination rights and other risks and uncertainties. There can be no assurance that such closing conditions will be satisfied (including approval of ISED, or that the Freedom Transaction or the Rogers-Shaw merger will occur on the terms and conditions described herein or previously announced. The Freedom Transaction and the Rogers-Shaw merger could be modified, restructured or terminated. There can also be no assurance that the outside date of the Rogers-Shaw merger will be further extended by the parties, or that the outside date of the Freedom Transaction will be extended by the parties to the extent necessary to permit closing of either transaction to occur. Finally, no assurance can be given that the anticipated benefits of the Freedom Transaction or of the Rogers-Shaw merger will be delivered in the expected timeframe or at all.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. None of Rogers, Shaw or Quebecor is under any obligation (and each of Rogers, Shaw and Quebecor expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, NYSE - SJR, and TSXV - SJR.A). For more information, please visit www.shaw.ca

About Rogers Communications Inc.

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: rogers.com or investors.rogers.com.

About Quebecor Inc.

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

For more information:

Shaw Media contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Investor Relations contact

investor.relations@sjrb.ca

Rogers Media contact

media@rci.rogers.com

1-844-226-1338

Rogers Investor Relations contact

investor.relations@rci.rogers.com

1-(844)-801-4792

Quebecor Inc. media contact

medias@quebecor.com

Quebecor Inc. investor relations contact

Hugues Simard, Chief Financial Officer

hugues.simard@quebecor.com